PHORMED Inc.

Financials Statements
YEARS ENDED DECEMBER 31, 2025
AND
DECEMBER 31, 2024

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

FINANCIAL STATEMENTS:

PhorMed, Inc.

BALANCE SHEET

As of December 31,		2025	2024
(USD $ in Dollars)			
ASSETS			
Current Assets:			
Cash & cash equivalents	$	18	3,695
Total current assets		**18**	**3,695**
Intangible assets, net		222,277	205,447
Total assets		**222,295**	**209,142**
LIABILITIES AND MEMBERS' EQUITY			
Current Liabilities:			
Accounts payable		194,126	110,710
Accrued Expenses (Including related party)		2,101,634	1,583,287
Other current liabilities		413,686	176,037
Due to related party		1,322,205	225,115
Total current liabilities		**4,031,651**	**2,095,149**
Total liabilities		**4,031,651**	**2,095,149**
STOCKHOLDERS' EQUITY			
Common Stock		53,443	53,163
Aditional Paid in Capital		3,770,358	3,368,078
Accumulated Deficit		(7,633,157)	(5,307,248)
Total stockholders' equity		**(3,809,356)**	**(1,886,007)**
Total liabilities and members' equity		**222,295**	**209,142**
		-	-
			-

STATEMENT OF OPERATIONS

For Fiscal Year Ended December 31,	2025	2024
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	1,673,672	435,876
Consulting expense	636,971	541,468
Research and Development	-	7,686
Sales and marketing	15,265	29,791
Total operating expenses	2,325,909	1,014,821
Operating income/(loss)	(2,325,909)	(1,014,821)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(2,325,909)	(1,014,821)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (2,325,909)	(1,014,821)

See accompanying notes to financial statements.

PhorMed, Inc.

STATEMENTS OF CASH FLOWS

As of December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (2,325,909)	$ (1,014,821)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Share Based Compensation Expense	291,244	283,403
Depreciation and amortization	14,266	12,539
Changes in operating assets and liabilities:		
Related Party Liabilities	1,615,437	543,187
Accounts Payable	83,416	(52,134)
Other current liabilities	320,651	(6,512)
Due to related party	-	225,115
Net cash provided/(used) by operating activities	**(895)**	**(9,223)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangibles	(38,640)	(41,916)
Net cash used in investing activities	**(38,640)**	**(41,916)**
CASH FLOW FROM FINANCING ACTIVITIES		
Note payable	-	(15,000)
Issuance of common shares	35,858	69,531
Net cash provided/(used) by financing activities	**35,858**	**54,531**
Change in cash	(3,677)	3,392
Cash—beginning of year	3,695	303
Cash—end of year	**$ 18**	**$ 3,695**
Non Cash Investing and Financing Activities		
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ 892
Cash paid during the year for income taxes	$ -	$ -

PhorMed, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2025 and 2024

(USD $ in Dollars, except per share data)	Common Stock		Paid-In Capital	Accumulated deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2021	**41,088,417**	**$ 41,088**	**$ 1,510,086**	**$ (1,594,714)**	**(43,540)**
Issuance of common stock	11,435,350	11,436	1,541,083	-	1,552,519
Net loss	-	-	-	(736,089)	(736,089)
Balance—December 31, 2022	**52,523,767**	**$ 52,524**	**$ 3,051,169**	**$ (3,393,788)**	**772,890**
Issuance of common shares	60,000	60	(35,446)	-	(35,387)
Net loss	-	-	-	(898,639)	(898,639)
Balance—December 31, 2023	**52,583,767**	**$ 52,584**	**$ 3,015,723**	**$ (4,292,427)**	**(1,224,120)**
Issuance of common stock, Net of issuance cost	159,250	159	69,372	$ -	69,531
Stock Based Compensation Expense	420,000	420	282,983	-	283,403
Net loss	-	-	-	(1,014,821)	(1,014,821)
Balance—December 31, 2024	**53,163,017**	**$ 53,163**	**$ 3,368,078**	**$ (5,307,248)**	**(1,886,007)**
Issuance of common stock, Net of issuance cost	270,000	270	35,175		35,445
Stock Based Compensation Expense	10,290	10	367,105	-	367,115
Net loss	-	-	-	(2,325,909)	(2,325,909)
Balance—December 31, 2025	**53,443,307**	**$ 53,443**	**$ 3,770,358**	**$ (7,633,157)**	**(3,809,356)**
		-	-	-	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

PhorMed Inc. was formed on May 15, 2019, in the state of Nevada. The financial statements of PhorMed Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beverly Hills, CA.

PhorMed Inc. is a biotech company whose primary function is R&D in drug development and clinical research. It is focused on developing treatments in cancer and neurology, and the primary indications in the pipeline are AML, Hodgkin's Lymphoma, and Parkinson's disease. The company's proprietary drug is a platform technology and a gene repair therapy/immunotherapy. The company's mission is to treat unmet medical needs by treating the cause rather than the symptom.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. These unaudited financial statements reflect management's assertions and best current understanding of the balances and transactions for the year ended December 31, 2025. Financial statements for the year ended December 31, 2024 were audited previously as presented as comparative financials with the year ended December 31, 2023. Please see those financials along with auditor opinion for any sort of reliance.   These notes are only a management representation to provide communication to current and potential investors and should not be relied upon.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, and December 31, 202, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated useful life for property and equipment is as follows:

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles, including patent development costs, are amortized over seventeen years.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level at which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors, including but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $15,265 and $29,791, respectively.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred. There was no Research and development expense for the year ended December 31, 2025. For the year ended December 31, 2024, research and development expense amounted to $7,686.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company is currently in the research and development phase and is not generating revenues.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs, which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025, and 2024. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 28, 2026, which is the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Property and equipment are long lived items that have a useful life that exceeds one year. The cost of these assets are allocated over the useful of the assets less salvage or residual value. There was no depreciation expense for the year ended December 31, 2025. Expense. For the year ended December 31, 2024, depreciation expense was $149.

Property and equipment for the years ended December 31, 2025 and 2024 in the amount of $3,617 was full depreciated.

4. INTANGIBLE ASSETS

Intangible asset consists of:

Amortization expense for patents for the years ended December 31, 2025, and 2024 amounted to $14,266 and 12,390 and $12,539, respectively.

As of Year Ended December 31,	2025		2024	
Intangible assets				
Patents	$	272,678	$	234,038
Accumulated amortization		(50,401)		(36,135)
Intangible assets, Net	$	222,277	$	197,903

	2025		2024	
Amortization expense	$	14,266	$	12,390

Estimated annual amortization expense subsequent to December 31, 2025, is as follows:

Period	Amortization expense
2026	14,266
2027	14,266
2028	14,266
2029	14,266
Thereafter	165,214
Total	**$ 222,277**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 100,000,000 shares of Common Shares with a par value of $0.001. As of December 31, 2025, and December 31, 2024, 53,443,307 and 53,163,017 shares of Common Stock have been issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, which may be issued in series. As of December 31, 2025, no preferred shares have been issued and outstanding.

6. DEBT

In September 2023, the Company entered into an unsecured loan agreement with American Express National Bank for a principal amount borrowed of $15,000. The loan carried an interest rate of 17.97% per annum and was set to mature in September 2026. During the year ended December 31, 2024, the Company repaid the principal and the accrued interest on the loan, and no amounts are outstanding as of December 31, 2024, under this loan.

7. INCOME TAXES

The provision for income taxes consists of the following:

As of Year Ended December 31,	2025	2024
Net Operating Loss	$ (694,051)	$ (302,823)
Valuation Allowance	694,051	302,823
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of Year Ended December 31,		2025		2024
Net Operating Loss	$	(2,325,909)	$	(1,014,821)
Valuation Allowance		2,325,909		1,014,821
	$		$	
Total Deferred Tax Asset	-		-	

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of approximately $7 million. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations. The management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2025, and December 31, 2024.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Operating Leases

The Company has a month-to-month rental contract with a certain landlord for a shared workplace. The Company has determined that due to the short-term nature of the lease, the scope exception criteria under ASC 842 is satisfied and, resultantly, the Company has not capitalized the Right-of-Use Asset and the lease liability related to this lease on its balance sheet. Lease payments under the lease for the years ended December 31, 2025, and 2024, were in the amount of $37,838 and $50,623, respectively.

9. RELATED PARTY TRANSACTIONS

On May 15, 2020, RLC Holdings LLC (wholly owned by Richard L. Chang, father of CEO Ben Chang) and the Company entered into a consulting agreement. RLC Holdings LLC was offered and purchased 28,610,000 Common Shares at a par value of $0.001 as a founder of the Company. Under the consulting agreement, RCL Holdings LLC is to be paid $240,000 annually. As of December 31, 2024, and December 31, 2023, $865,000 and $625,000, respectively, were payable and outstanding and recorded under Related Party Liabilities on the balance sheet.

On May 15, 2020, Imagic LLC (wholly owned by Ben Chang, CEO) and the Company entered into a consulting agreement. Imagic LLC was offered and purchased 2,500,000 Common Shares at a par value of $0.001 as a founder of the Company. Under the consulting agreement, Imagic LLC is to be paid $276,000 annually. As of December 31, 2024, and December 31, 2023, $718,287 and 415,100, respectively, were payable and outstanding and recorded under Related Party Liabilities on the balance sheet.

During the years presented, Ben Chang, CEO of the Company, paid certain expenses on the Company's behalf, which are reimbursable. The balance outstanding and payable to the CEO for reimbursable expenses as of December 31, 2025, was $1,322,205, which has been recorded under Due to Related Party on the Balance Sheet.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $7,633,157, an operating cash outflow of $895, and liquid assets in cash of $18, which are not sufficient to cover the operations for the foreseeable future. These events and conditions raise a substantial doubt on whether the entity can continue as a going concern in the next twelve months. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

11. SUBSEQUENT EVENTS

Subsequent events have been evaluated through April 21, 2026, which is the date the financial statements were issued.

From January 1, 2026 through April 21, 2026, Ben Chang, CEO has loaned the Company cash in the amount of $24,500 to fund operating expenses. The total amount of expenses reimbursable to Mr. Chang is $1,350,805.

From January 1, 2026 through April 21, 2026, the Company received net proceed for stock in the amount of $19,065.

Other than the events reported above, there are no other subsequent events which are deemed to have material impact on the decisions of the potential users of financial statements.